UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 1)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

ALBIREO PHARMA, INC.

(Name of Subject Company)

ALBIREO PHARMA, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

01345P106
(CUSIP Number of Class of Securities)

Ronald H.W. Cooper

President and Chief Executive Officer
Albireo Pharma, Inc.
53 State Street, 19th Floor
Boston, MA 02109
(857) 254-5555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Krishna Veeraraghavan, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
(212) 373-3000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. ☐

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 23, 2023 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Albireo Pharma, Inc., a Delaware corporation (“Albireo”). The Schedule 14D-9 relates to the tender offer by (i) Ipsen Biopharmaceuticals, Inc., a Delaware corporation (“Ipsen”), (ii) Anemone Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Ipsen (“Purchaser”), (iii) Ipsen Pharma SAS, a French société par actions simplifiée (“Guarantor”), and (iv) Ipsen S.A., a French société anonyme (“Ipsen SA”) to purchase any and all of the issued and outstanding shares of common stock, par value $0.01 per share, of Albireo (the “Shares”), pursuant to the Agreement and Plan of Merger, dated as of January 8, 2023 (as it may be amended, modified or supplemented from time to time), among Ipsen, Purchaser, Albireo and, solely for the purposes of Sections 9.5, 9.6, 9.8 and 9.11 thereunder, Guarantor, for (i) $42.00 per Share, to be paid to the holder in cash, without interest and subject to any withholding of taxes required by applicable legal requirements and (ii) one non-transferable contractual contingent value right per Share (each, a “CVR”), which CVR represents the right to receive a contingent payment of $10.00 per Share, net to the holder in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, upon the achievement of the milestone set forth in the Contingent Value Rights Agreement, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed with the SEC on January 23, 2023 by Ipsen, Purchaser, Guarantor and Ipsen SA.

Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(L)*	Albireo employee FAQ, dated January 30, 2023

*            Filed herewith.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALBIREO PHARMA, INC.

	By:	/s/ Ronald H.W. Cooper
		Name:	Ronald H.W. Cooper
		Title:	President and Chief Executive Officer

Dated: January 30, 2023

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